UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of NaaS Technology Inc. for the Six Months Ended June 30, 2023

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline Taxonomy Extension Scheme Document

101.CAL	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline Taxonomy Extension Definition Linkbase Document

101.LAB	Inline Taxonomy Extension Label Linkbase Document

101.PRE	Inline Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: September 29, 2023

Exhibit 99.1

NAAS TECHNOLOGY INC

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

		As of December 31,	As of June 30,
	Note	2022	2023
		RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	6	513,351	516,541	71,234
Trade receivables	7	130,004	181,720	25,060
Inventories	8	—	29,582	4,079
Prepayments, other receivables and other assets	9	287,435	349,516	48,200
Other financial assets		—	101,161	13,951
Total current assets		930,790	1,178,520	162,524
Non-current assets
Right-of-use assets		17,030	18,241	2,516
Financial assets at fair value through profit or loss		11,753	16,275	2,244
Financial assets at fair value through other comprehensive income		129,060	107,444	14,817
Investments accounted for using equity method		—	160	22
Property, plant and equipment		2,600	4,340	599
Other non-current assets		13,869	10,664	1,471
Intangible assets	11	833	12,146	1,675
Goodwill	5	—	40,522	5,588
Total non-current assets		175,145	209,792	28,932
TOTAL ASSETS		1,105,935	1,388,312	191,456
LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	12	38,000	154,249	21,272
Current lease liabilities		6,853	6,190	854
Trade payables		49,239	114,763	15,827
Income tax payables		16,214	14,137	1,950
Other payables and accruals	13	81,835	143,618	19,804
Total current liabilities		192,141	432,957	59,707
Non-current liabilities
Non-current lease liabilities		9,327	11,114	1,533
Interest-bearing bank borrowings	12	465,155	572,841	78,998
Deferred tax liabilities		438	2,431	335
Total non-current liabilities		474,920	586,386	80,866
TOTAL LIABILITIES		667,061	1,019,343	140,573
Equity
Share capital	14	146,730	149,230	20,580
Additional paid-in capital	14	6,358,600	6,752,773	931,250
Accumulated losses		(6,031,255)	(6,475,575)	(893,023)
Other reserves		(35,201)	(57,142)	(7,880)
Non-controlling interests		—	(317)	(44)
TOTAL EQUITY		438,874	368,969	50,883
TOTAL EQUITY AND LIABILITIES		1,105,935	1,388,312	191,456

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		For the Six Months Ended June 30,
	Note	2022	2023
		RMB'000	RMB'000	USD'000

Revenues from Online EV Charging Solutions		19,716	41,921	5,781
Revenues from Offline EV Charging Solutions		16,316	40,393	5,570
Revenues from Innovative and Other Businesses		457	2,462	339
Revenues	15	36,489	84,776	11,690
Other gains, net		2,608	6,960	960
Operating costs and expenses
Cost of revenues		(39,144)	(59,552)	(8,213)
Selling and marketing expenses		(102,441)	(152,486)	(21,029)
Administrative expenses		(2,124,158)	(307,304)	(42,379)
Research and development expenses		(15,105)	(19,013)	(2,622)
Total operating costs and expenses		(2,280,848)	(538,355)	(74,243)
Operating loss		(2,241,751)	(446,619)	(61,593)
Finance costs		(262)	(14,303)	(1,973)
Fair value changes of convertible and redeemable preferred shares		(3,158,498)	—	—
Fair value changes of financial assets at fair value through profit or loss		1,753	15,131	2,087
Loss before income tax		(5,398,758)	(445,791)	(61,479)
Income tax (expenses)/benefits		(2,697)	1,762	243
Net loss		(5,401,455)	(444,029)	(61,236)
Net loss attributable to:
Equity holders of the company		(5,401,455)	(444,320)	(61,276)
Non-controlling interests		—	291	40
		(5,401,455)	(444,029)	(61,236)
Loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)	16
Basic loss per share		(3.10)	(0.20)	(0.03)
Diluted loss per share		(3.10)	(0.20)	(0.03)
Net loss		(5,401,455)	(444,029)	(61,236)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
- Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax		—	(21,616)	(2,981)
- Currency translation differences		(584)	(325)	(45)
Other comprehensive loss, net of tax		(584)	(21,941)	(3,026)
Total comprehensive loss		(5,402,039)	(465,970)	(64,262)
Total comprehensive loss attributable to:
Equity holders of the company		(5,402,039)	(466,261)	(64,302)
Non-controlling interests		—	291	40
		(5,402,039)	(465,970)	(64,262)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

	Share capital		Additional paid- in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total equity
	RMB'000		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at January 1, 2022	—	*	423,329	—	(393,890)	29,439	—	29,439
Comprehensive loss
Net loss for the year	—		—	—	(5,401,455)	(5,401,455)	—	(5,401,455)
Other comprehensive loss	—		—	(584)	—	(584)	—	(584)
Currency translation differences	—		—	(584)	—	(584)	—	(584)
Total comprehensive loss for the year	—		—	(584)	(5,401,455)	(5,402,039)	—	(5,402,039)
Transactions with equity holders:
Subdivision of shares	110,376		(110,376)	—	—	—	—	—
Issuance of shares	21,905		3,684,171	—	—	3,706,076	—	3,706,076
Deemed issuance of shares upon the Merger transaction	10,226		1,883,518	—	—	1,893,744	—	1,893,744
Share-based compensation from ESOP	—		186,260	—	—	186,260	—	186,260
Balance at June 30, 2022	142,507		6,066,902	(584)	(5,795,345)	413,480	—	413,480

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

* Representing amount less than RMB1,000.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

	Share capital	Additional paid- in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at January 1, 2023	146,730	6,358,600	(35,201)	(6,031,255)	438,874	—	438,874
Comprehensive loss
Net loss for the year	—	—	—	(444,320)	(444,320)	291	(444,029)
Other comprehensive loss	—	—	(21,941)	—	(21,941)	—	(21,941)
Fair value changes on equity investment designated at fair value through other comprehensive loss,net of tax	—	—	(21,616)	—	(21,616)	—	(21,616)
Currency translation differences	—	—	(325)	—	(325)	—	(325)
Total comprehensive loss for the year	—	—	(21,941)	(444,320)	(466,261)	291	(465,970)
Transactions with equity holders:
Exercise of option	21	—	—	—	21	—	21
Issuance of shares	2,479	144,985	—	—	147,464	—	147,464
Share-based compensation from ESOP	—	243,845	—	—	243,845	—	243,845
Share-based compensation from controlling shareholder ESOP	—	5,343	—	—	5,343	—	5,343
Non-controlling interests arising from business combination	—	—	—	—	—	(608)	(608)
Balance at June 30, 2023	149,230	6,752,773	(57,142)	(6,475,575)	369,286	(317)	368,969

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		For the Six Months Ended June 30,
	Note	2022	2023
		RMB'000	RMB'000	USD'000
Cash flows from operating activities
Cash used in operations	17	(141,155)	(101,775)	(14,035)
Interest received		1,386	1,608	222
Net cash used in operating activities		(139,769)	(100,167)	(13,813)
Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(1,119)	(1,874)	(258)
Investment in financial assets and equity method investees		—	(118,022)	(16,276)
Loan advanced to a related party		—	(110,000)	(15,170)
Net cash paid for the acquisition of a subsidiary	5	—	(34,048)	(4,696)
Disposal of financial assets		—	30,461	4,201
Net cash flows used in investing activities		(1,119)	(233,483)	(32,199)
Cash flows from financing activities
Proceeds from debt and equity financing		552,371	355,970	49,090
Interests paid		—	(14,024)	(1,934)
Payment of lease liabilities		(6,071)	(4,879)	(673)
Net cash flows generated from financing activities		546,300	337,067	46,483
Net increase in cash and cash equivalents		405,412	3,417	471
Cash and cash equivalents, beginning of the period		8,489	513,351	70,794
Effect of exchange rate changes on cash and cash equivalents		(248)	(227)	(31)
Cash and cash equivalents, end of the period	6	413,653	516,541	71,234

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate information
1.1.
General information

NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013 as an exempted company with limited liability. The Company is a holding company. The immediate and ultimate holding company of the Company is Newlinks Technology Limited (“NewLink”) which owns 75.0% of its ordinary shares and is a holding company incorporated in the Cayman Islands.

On June 10, 2022, RISE Education Cayman Ltd (“RISE”), the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto (“Dada”), as a result of which Dada became a wholly-owned subsidiary of RISE and RISE assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.”.

The “Group” means (i) prior to the completion of the Reorganization, subsidiaries and VIEs of NewLink that provided EV charging services in China, (ii) upon and after the completion of the Reorganization, Dada, its subsidiaries, and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) for the period during which Dada maintained VIE arrangements with Kuaidian Power Beijing, and (iii) upon and after completion of the Merger Transactions, the Company and its subsidiaries.

The interim condensed consolidated financial statements for the six months ended 30 June 2023 has been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2022.

1.2.
Estimates

The preparation of the interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and key sources of estimation uncertainty are largely in line with those applied in the 2022 annual consolidated financial statements, except for judgments and estimation relevant to newly adopted accounting policies as set out in note 2.

1.3.
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources, assessing performance of the operating segments and making strategic decisions, has been identified as the Chief Executive Officer of the Group, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the CODM and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting.

2.
Summary of accounting policies

Other than the accounting policies resulting from application of new and amendments to International Financial Reporting Standards (“IFRSs”), the accounting policies and methods of computation used in the condensed consolidated financial statements for the six months ended 30 June 2023 are the same as those presented in the Group’s annual consolidated financial statements for the year ended 31 December 2022, except for the accounting policies set out in notes 2.1 to 2.4 which the Group has adopted in light of business developments in the current period.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In the current interim period, the Group has applied the following new and amendments to IFRSs, for the first time, which are mandatory effective for the Group’s annual period beginning on 1 January 2023 for the preparation of the Group’s condensed consolidated financial statements:

IFRS 17 (including the amendments to IFRS 17 issued in Insurance Contracts

June 2020 and December 2021)

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies

Amendments to IAS 8 Definition of Accounting Estimates

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a

Single Transaction

Amendments to IAS 12 International Tax Reform-Pillar Two model Rules

The application of these new and amendments to IFRSs in the current interim period has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these condensed consolidated financial statements.

2.1. Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

2.2. Other intangible assets(other than goodwill)

(a) Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses. Customer contracts acquired in a business combination has an estimated useful life of five years.

2.3. Revenue recognition

(a) Hardware integrated solutions

Revenue from the provision of hardware integrated solutions is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the hardware integrated solutions. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

2.4. Inventories

Inventories mainly consist of work in process and finished goods, etc.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Inventories are stated at the lower of cost and net realizable value. They are accounted for using the weighted average basis or using the specific-unit-cost method. Net realizable value represents the estimated selling prices for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.

3.
Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2513 per US$1.00 on June 30, 2023 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

4.
Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as of each information of financial position date, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(1) Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(2) Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2), and

(3) Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments that are measured at fair value at each information of financial position date:

	Level 1	Level 2	Level 3	To tal
	RMB’000	RMB’000	RMB’000	RMB’000
At June 30, 2023
Financial assets at fair value through profit or loss	—	—	16,275	16,275
Financial assets at fair value through other comprehensive income	107,444	—	—	107,444
Total	107,444	—	16,275	123,719

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) Financial instruments in Level 3

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. Specific valuation techniques used to value financial instruments include:

• The use of quoted market prices or investor quotes for similar instruments

• The discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate

• The latest round of financing, i.e. the prior transaction price or the third-party pricing information, and

• A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

Level 3 instruments of the Group’s assets include long-term investments measured at FVTPL (investing in ordinary shares in unlisted companies with no significant influence). As the investments are not traded in active markets, their fair values have been determined by using applicable valuation technique, such as market approach.

The carrying amounts of the Group’s financial assets not carried at fair values, including cash and cash equivalents, trade receivables, other receivables, other financial assets, and the Group’s financial liabilities not carried at fair values, including trade payables, other payables and accruals, approximate their fair values due to their short maturities or the interest rates being close to the market interest rates.

During the six months ended June 30, 2023, the Group acquired RMB3.3 million of level 3 financial instruments through a business combination and recorded fair value change of RMB1.2 million (for the six months ended June 30, 2022: RMB1.8 million) from remeasurement of financial assets at fair value through profit or loss. There were no other additions or disposals of level 3 financial instruments during this period.

5.
Business Combination

On June 20, 2023, the Group acquired a 89.99% interest in Sinopower Holdings International Co. Limited (“Sinopower”). Sinopower is engaged in the rooftop solar energy in Hong Kong. The acquisition was made as part of the Group’s strategy to expand its capabilities in renewable energy solutions and EV charging globally. The purchase consideration for the acquisition was in the form of cash, with US$6.1 million, equivalent to RMB43.6 million, paid at the acquisition date.

The provisional allocation of fair value to the identifiable assets and liabilities of Sinopower as at the date of acquisition is as follows:

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair value recognized on acquisition RMB’000 (Unaudited)
Total cash consideration	43,567
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	9,519
Inventories, trade receivables and other current assets	34,455
Intangible assets	11,451
Other non-current assets	5,261
Total assets acquired	60,686
Interest-bearing bank borrowings	(15,343)
Trade payables, lease liabilities and other payables	(41,215)
Deferred tax liabilities	(1,691)
Total liabilities assumed	(58,249)
Net assets acquired	2,437
Non-controlling interests	608
Goodwill on acquisition	40,522

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
RMB’000
Total cash consideration	(43,567)
Cash and cash equivalents	9,519
Net cash paid for acquisition of a subsidiary included in cash flows from investing activities	(34,048)

Goodwill is attributable to assembled workforce, and expected operating and financial synergies from the business combination.

The Group recognized RMB11.5 million of customer contracts intangible assets and the goodwill recognized is not expected to be deductible for income tax purposes.

Since the acquisition, Sinopower contributed RMB10.7 million to the Group's revenue and RMB1.3 million to the consolidated profit for the six months ended June 30, 2023.

6.
Cash and cash equivalents

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Cash at bank	512,453	515,321
Deposits held at licensed payment platforms	898	1,220
Total	513,351	516,541
7.
Trade receivables

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Trade receivables	152,256	200,737
Allowance for expected credit loss	(22,252)	(19,017)
Total	130,004	181,720

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023, trade receivables included RMB14.3 million receivable from an associate. The Group recognized RMB12.3 million revenue from sales to such associate during the first half of 2023.

The Group uses a provision matrix to calculate ECL for trade receivables that result from transactions within the scope of IFRS 15. The provision rates are based on debtor’s aging as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration forward-looking information that is reasonable and supportable and available without undue costs and effort.

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Beginning of the year/period	2,470	22,252
Provision for/ (reversal) of expected credit loss,net	19,782	(3,235)
End of the year/period	22,252	19,017

8.
Inventories

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Work in progress	—	15,234
Finished goods	—	14,348
Total	—	29,582

During the six months ended June 30, 2023, the Group recognized costs of inventories of RMB12.7 million (2022: Nil).

9.
Prepayments, other receivables and other assets

The detail information of prepayments, other receivables and other assets for the years ended December 31, 2022 and for the six months ended June 30, 2023 is as below:

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Prepayment to charging stations	220,510	138,381
Prepayment for chargers procurement	35,519	40,787
Prepayment for rental, facilities and utilities	3,166	3,147
Miscellaneous prepayments	1,584	8,296
Value-added tax deductible	2,628	31,790
Other receivables from related parties(Note i)	—	100,127
Others	24,028	26,988
Total	287,435	349,516

Notes:

(i)
Other receivables from related parties mainly comprise a loan due from a subsidiary of NewLink that bears interest at 9% per annum and will be fully repaid by November 30, 2023.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.
Financial instruments by category

The detail information of financial instruments by category during the year ended December 31, 2022 and during the six months ended June 30, 2023 is as below:

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Assets as per statement of financial position
Financial assets measured at fair value:
—Financial assets at fair value through profit or loss	11,753	16,275
—Financial assets at fair value through other comprehensive income	129,060	107,444
	140,813	123,719
Financial assets measured at amortized costs:
—Trade receivables	130,004	181,720
—Financial assets including in other receivables, prepayments and deposits	24,028	127,115
—Other financial assets	—	101,161
—Cash and cash equivalents	513,351	516,541
Total	808,196	1,050,256

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Liabilities as per statement of financial position
Financial liabilities measured at amortized cost:
— Interest-bearing bank borrowings	503,155	727,090
— Trade payables	49,239	114,763
— Financial liabilities including in other payables and accruals	21,282	45,484
— Lease liabilities	16,180	17,304
Total	589,856	904,641

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.
Intangible assets, net

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Software	1,000	1,000
Customer contracts	—	11,451
Total cost	1,000	12,451
Less: Accumulated amortization	(167)	(305)
Intangible assets, net	833	12,146

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.
Interest-bearing bank borrowings

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Current interest-bearing bank borrowings	38,000	154,249
Non-current interest-bearing bank borrowings	465,155	572,841
Total interest-bearing bank borrowings	503,155	727,090

13.
Other payables and accruals

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Other taxes payable (Note i)	5,855	5,430
Advances from platform users	2,185	10,153
Employee benefit payables	21,155	32,522
Accrued expenses	20,376	28,678
Contract liabilities (Note ii)	29,384	45,247
Deferred income	1,974	4,782
Amounts due to related parties(Note iii)	—	14,741
Others	906	2,065
Total	81,835	143,618

Notes:

(i)
Other taxes payable primarily represents value-added tax ("VAT") and related surcharges, and PRC individual income tax of employees withheld by the Group.
(ii)
Details of contract liabilities are as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
VIP membership and coupon sales	24,585	30,527
Customer advances	3,869	13,797
Others	930	923
Total	29,384	45,247

Contract liabilities mainly include balances of customer advances collected from charging piles sales, VIP membership and coupon sales.

Set out below is the amount of revenue recognized from:

	As of December 31, 2022	As of June 30, 2023
	RMB’000	RMB’000
Amount included in contract liabilities at the beginning of the year	5,365	29,384

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(iii)
Amounts due to related parties primarily relate to liabilities to settle expenses recharged to or paid on behalf of the Group by NewLink.
14.
Share capital and additional paid-in capital

On May 30 2023, the Company issued 35 million Class A ordinary shares of US$0.6 each in a private placement. These new shares were issued under the general mandate granted to the directors of the Company at the annual general meeting of the Company held on May 19, 2023 and rank pari passu with other shares in issue in all respects.

During the six months ended June 30, 2023, share-based compensation from ESOP included RMB186.1 million of charges arose from modification of the terms of certain share options granted in 2022.

15.
Revenues

	For the six months ended June 30,
	2022	2023
	RMB’000	RMB’000
Revenues from Online EV Charging Solutions	19,716	41,921
Revenues from Offline EV Charging Solutions	16,316	40,393
Revenues from Innovative and Other Businesses	457	2,462
Revenues	36,489	84,776

The Group recognizes revenue at a point of time or over time depending on the terms and arrangement of the relevant contracts with the customers. During the six months ended June 30, 2023, the Group recognized RMB69.4 million (2022: RMB36.5 million) at a point in time and RMB15.4 million (2022: Nil) over time. Revenues from Offline EV Charging Solutions included revenues from EV Charging and other energy solutions.

16.
Loss per share
(a)
Basic loss per share

Basic loss per share for the six months ended June 30, 2022 and 2023 are calculated by dividing the loss attributable to the Company’s equity holders by the weighted average number of ordinary shares in issue during the six months.

	For the six months ended June 30,
	2022	2023
Net loss attributable to equity holders of the Company (RMB’000)	5,401,455	444,320
Weighted average number of ordinary shares in issue	1,741,385,264	2,203,175,595
Basic loss per share (RMB per share)	3.10	0.20

(b)
Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.As of June 30, 2023, there are no dilutive shares or potential dilutive shares.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.
Cash flow information

	For the six months ended June 30,
	2022	2023
	RMB’000	RMB’000
Net Loss before income tax	(5,398,758)	(445,791)
Adjustments for:
Depreciation of property, plant and equipment	117	313
Amortization of intangible assets and other non-current assets	67	3,343
Depreciation of right-of-use assets	4,402	4,118
Provision for / (reversal) of allowance for ECL	4,570	(3,121)
Equity-settled listing cost	1,912,693	—
Fair value change loss/(gain), net	3,156,745	(15,131)
Non-cash employee benefits expense—share based payments	186,260	249,188
Interest income	(1,386)	(1,608)
Interest expense	262	14,303
Increase in trade receivables	(30,269)	(45,149)
Decrease in prepayments, other receivables and other assets	21,701	49,601
(Decrease)/increase in trade and other payables	(7,259)	93,145
Increase/(decrease) in contract liabilities	9,700	(1,459)
Increase in inventories	—	(3,527)
Cash used in operations	(141,155)	(101,775)
Interest received	1,386	1,608
Net cash used in operating activities	(139,769)	(100,167)

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.
Commitments and contingent liabilities

At the end of the reporting period, the Group did not have any material capital commitment and the Group did not have any significant contingent liabilities (31 December 2022: Nil).

19.
Event occurring after the reporting period
(a)
Convertible notes

On July 13, 2023 and September 5, 2023, LMR Partners Limited completed the purchase of the US$30 million and US$40 million convertible notes from the Company, respectively, convertible into American depositary shares representing the Company’s ordinary shares.

(b)
Merger transaction

On August 22, 2023, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Charge Amps AB (“Charge Amps”) . The consideration for the acquisition, which values Charge Amps at an equity value of approximately SEK724 million (US$66.4 million), will be a combination of cash and newly issued Class A ordinary shares of the Company.